September 13, 2019

Zhou Pengwu
Chief Executive Officer
Aesthetic Medical International Holdings Group Ltd.
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Ltd.
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted September 3, 2019
           CIK No. 0001757143

Dear Dr. Pengwu:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Financial Statements
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, page F-90

1. We note the pro forma earnings per share disclosure on page F-103. Please present on the face of your historic interim period income statement, pro forma earnings per share to give effect to the conversion of the Series A preferred shares.
 Zhou Pengwu
FirstNameMedical International Holdings Group Ltd.
Aesthetic LastNameZhou Pengwu
Comapany 13, 2019
September NameAesthetic Medical International Holdings Group Ltd.
Page 2
September 13, 2019 Page 2
FirstName LastName
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                         Sincerely,

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